Phone:	(212) 885-5479
Fax:	(212) 885-5001
Email:	mbreitman@blankrome.com

June 15, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Israel Growth Partners Acquisition Corp. Amendment No. 6 to Registration Statement on Form S-1 Filed May 26, 2006 File No. 333-128355

Dear Mr. Reynolds:

On behalf of Israel Growth Partners Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment received on June 13, 2006 relating to the above-captioned Registration Statement. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to that comment immediately thereafter.

Financial Statements

General

1.

Given that the offer and sale of the warrants and the securities underlying the warrants (including those underlying the underwriter purchase option) are included in the “units” being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

The Company intends to classify the public warrants and the warrants underlying the purchase option to be issued to the representative of the underwriters in the offering (collectively, the “Warrants”) that are included in the units being registered as permanent equity. In accordance with paragraph 8 of EITF 00-19, contracts that: (a) require physical settlement; (b) require net share settlement; or (c) give the company a choice between net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) and assuming that all the criteria set forth in paragraphs 12-33 of EITF 00-19 have been met, should initially be recorded at fair value in permanent equity, and subsequent changes in fair value should not be recognized. Physical settlement as defined in paragraph 1 of EITF 00-19 means when “the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer.” The warrant agreement governing the Warrants specifically provides that upon proper exercise of a Warrant, physical settlement in registered shares by the Company is required. There is no provision in the warrant agreement for net-cash settlement, whether at the option of the Company or the holder. Accordingly, unless another provision of EITF 00-19 requires otherwise, the Warrants should be classified as equity.

The Company believes that the Warrants should be classified as equity because, pursuant to the warrant agreement, the holders of the Warrants are entitled to exercise the Warrants if, and only if, the following conditions have been met: (i) the date of exercise is after the later to occur of (a) the consummation of a business combination and (b) one year from the date of the Company’s final prospectus; and (ii) the Company has an effective registration statement under the Securities Act of 1933 (the “Act”) with respect to the common stock underlying the Warrants (the “Underlying Shares”). We will modify the warrant agreement and prospectus to clarify that unless each of the above conditions is met, the holders of the Warrants are not entitled to exercise the Warrants. A copy of Sections 3.3.1, 3.3.2., 6.1 and 7.4 of the warrant agreement, as proposed to be amended and filed as part of Exhibit 4.8 to the Registration Statement, is annexed as Exhibit A hereto. The revised disclosure describing the required conditions to exercising the Warrants, set forth in the prospectus under the section titled “Description of Securities” (to be included on page 65 of Amendment No. 6), is annexed as Exhibit B hereto. We will also include a new risk factor, in the form annexed as Exhibit C hereto, which will be placed on what is page 20 of Amendment No. 6. Accordingly, if there is no effective registration statement at the time that a holder seeks to exercise a Warrant, there is no requirement to settle the contract with shares of common stock (whether registered or unregistered) because one of the conditions to exercise has not been satisfied. This is no different from any other condition under this or any other warrant agreement not being satisfied. If a condition to exercise is not satisfied, the holder has no right to exercise and the issuer (in this case, the Company) has no obligation to settle the contract. Moreover, since the Company expressly has no obligation to issue shares at a time a registration statement is not effective, it will not be in default of its obligations under the warrant agreement. Put differently, there will never be a situation in which the Company is obligated to deliver shares of common stock (whether registered or unregistered) in which it will not be able to do so because a condition precedent to the holders’ ability to exercise the Warrants is that an effective registration statement be in place.

Neither of the paragraphs in EITF 00-19 cited by the staff require a “deemed” net-cash settlement that would require the Warrants to be classified as liabilities. The assumption in paragraph 14 of EITF 00-19 that a contract that requires settlement in registered shares automatically requires net-cash settlement does not apply. That assumption is predicated on the fact that the events or actions necessary to deliver registered shares are not controlled by a company. The assumption is not applicable to the Company’s situation because the only actions required to be taken by the Company under the warrant agreement are (i) to use its best efforts to maintain the effectiveness of the initial registration statement or (ii) to use its best efforts to file a new registration statement and use its best efforts to cause such registration statement to be declared effective. The use of best efforts is something that is within the Company’s control. If, notwithstanding the best efforts of the Company, there is a time when the Warrants would be exercisable but for the fact that the registration statement is not effective, the Company has no obligation to settle the contract. Alternatively, at any time a registration statement is effective, the Company will settle a proper Warrant exercise in registered shares.

The same logic dictates that paragraph 17 of EITF 00-19 does not require a “deemed” net-cash settlement and classification of the Warrants as liabilities. According to subsection (b) of paragraph 17, where a contract does not specify how the contract would be settled in the event that a company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). In the Company’s case, the warrant agreement does not permit the holder to exercise a Warrant unless there is an effective registration statement covering the Underlying Shares and specifically states that the Company has no obligation to deliver shares and is not in default for not doing so. Thus, by its terms, the warrant agreement provides that the Company will have satisfied its obligations and will have no liability if it uses its best efforts to keep the registration statement effective – something that is within its control. If the conditions to exercisability are not met, the Warrants cannot be exercised and the Company will not have to settle the contract. The inability of a holder to exercise its Warrants because there is no effective registration statement covering the Underlying Shares is not nonperformance by the Company under the contract, but rather a function of the bargain entered into by the holder. The Company will have performed as long as it used its best efforts to keep the registration statement effective.

In addition, the other criteria in paragraph 12-33 of EITF 00-19 are either not applicable or the Company has evaluated such paragraphs, and the provisions of the Warrants satisfy the requirements.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Matthew K. Breitman

Matthew K. Breitman

EXHIBIT A

(Changed pages to Warrant Agreement)

3. Terms and Exercise of Warrants.

3.1 Warrant Price. Each Insiders’ Warrant and Public Warrant shall, when countersigned by the Warrant Agent, entitle the registered holder thereof, subject to the provisions of such Insiders’ Warrant and Public Warrant, as applicable, and of this Warrant Agreement, to purchase from the Company the number of shares of Common Stock stated therein, at the price of $5.00 per whole share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. Each Representative’s Warrant shall, when countersigned by the Warrant Agent, entitle the registered holder thereof, subject to the provisions of such Representative’s Warrant and of this Warrant Agreement, to purchase from the Company the number of shares of Common Stock stated therein, at the price of $5.50 per whole share, subject to the adjustments provided in Section 4 hereof. The term “Warrant Price” as used in this Warrant Agreement refers to the price per share at which Common Stock may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date.

3.2 Duration of Warrants.

3.2.1 A Class W Warrant or Class Z Warrant may be exercised only during the period (“Exercise Period”) commencing on the later of the consummation by the Company of a merger, capital stock exchange, asset acquisition or other similar business combination (“Business Combination”) (as described more fully in the Company’s Registration Statement) and                 , 2007. Each Insiders’ Warrant and Public Warrant shall terminate at 5:00 p.m., New York City time, on the earlier to occur of (i)                 , 2011 if a Class W Warrant or                 , 2013 if a Class Z Warrant, as applicable, or (ii) the date fixed for redemption of the Warrants as provided in Section 6 of this Agreement (“Expiration Date”). Each Representative’s Warrant shall terminate at 5:00 p.m., New York City time, on the earlier to occur of (i)                 , 2011 or (ii) the date fixed for redemption of the Warrants as provided in Section 6 of this Agreement.

3.2.2 Except with respect to the right to receive the Redemption Price (as set forth in Section 6 hereunder), each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at the close of business on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date.

3.3 Exercise of Warrants.

3.3.1 Payment. Subject to the provisions of the Warrant and this Warrant Agreement, including Section 3.3.2, a Warrant, when countersigned by the Warrant Agent, may be exercised by the registered holder thereof by surrendering it, at the office of the Warrant Agent, or at the office of its successor as Warrant Agent, in the Borough of Manhattan, City and State of New York, with the subscription form, as set forth in the Warrant, duly executed, and by paying in full, in lawful money of the United States, in cash, good certified check or good bank draft payable to the order of the Company (or as otherwise agreed to by the Company), the Warrant Price for each full share of Common Stock as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Common Stock, and the issuance of the Common Stock.

3.3.2 Issuance of Certificates. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price, the Company shall issue to the registered holder of such Warrant a certificate or certificates for the number of full shares of Common Stock to which he is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new countersigned Warrant for the number of shares as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, the Company shall not be obligated to deliver any securities pursuant to the exercise of a Public Warrant or a Representative’s Warrant unless a registration statement under the Act with respect to the Common Stock is effective, subject to the Company’s satisfying its obligations under Section 7.4 to use its best efforts. In the event that a registration statement with respect to the Common Stock underlying a Public Warrant or a Representative’s Warrant is not effective under the Act, the holder of such Public Warrant or Representative’s Warrant shall not be entitled to exercise such Warrant. Public Warrants and Representative’s Warrants may not be exercised by, or securities issued to, any registered holder in any state in which such exercise would be unlawful. The shares of common stock issuable upon exercise of Insiders’ Warrants shall be unregistered shares.

3.3.3 Valid Issuance. All shares of Common Stock issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and nonassessable.

3.3.4 Date of Issuance. Each person in whose name any such certificate for shares of Common Stock is issued shall for all purposes be deemed to have become the holder of record of such shares on the date on which the Warrant was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

3.3.5 Warrant Solicitation and Warrant Solicitation Fee.

(a) The Company has engaged Brenner, on a non-exclusive basis, as its agent for the solicitation of the exercise of the Warrants. The Company, at its cost, will (i) assist Brenner with respect to such solicitation, if requested by Brenner, and (ii) provide Brenner, and direct the Company’s transfer agent and the Warrant Agent to deliver to Brenner, lists of the record and, to the extent known, beneficial owners of the Company’s Warrants. The Company hereby instructs the Warrant Agent to cooperate with Brenner in every respect in connection with Brenner’s solicitation activities, including, but not limited to, providing to Brenner, at the Company’s cost, a list of record and beneficial holders of the Warrants and circulating a prospectus or offering circular disclosing the compensation arrangements referenced in Section 3.3.5(b) below to holders of the Warrants at the time of exercise of the Warrants. In addition to the conditions set forth in Section 3.3.5(b), Brenner shall accept payment of the warrant solicitation fee provided in Section 3.3.5(b) only if it has provided bona fide services to the Company in connection with the exercise of the Warrants and only to the extent that an investor who exercises his Warrants specifically designates, in writing, that Brenner solicited his exercise. In addition to soliciting, either orally or in writing, the exercise of Warrants by a Warrant holder, such services may also include disseminating information, either orally or in writing, to Warrant holders about the Company or the market for the Company’s securities, or assisting in the processing of the exercise of Warrants.

6. Redemption.

6.1 Redemption. Subject to Section 6.4 hereof, the Class W Warrants and/or Class Z Warrants may be redeemed, at the option of the Company, in whole or in part, at any time after they become exercisable and prior to their expiration, at the office of the Warrant Agent, upon the notice referred to in Section 6.2, at the price of $.05 per Warrant (“Redemption Price”), provided that (i) the last sales price of the Common Stock has been at least $7.50 per share (subject to adjustment in accordance with Section 4 hereof), in the case of the Class W Warrants, and $8.75 per share (subject to adjustment in accordance with Section 4 hereof), in the case of the Class Z Warrants, as applicable, on any twenty (20) trading days within any thirty (30) trading day period ending on the third business day prior to the date on which notice of redemption is given (the “Measurement Period”) and (ii) the Warrants and the shares of Common Stock underlying the warrants are covered by a registration statement that is effective under the Act on each day commencing on the first day of the Measurement Period and ending on the date fixed for redemption. In the event of a redemption for less than all of the Class W Warrants and/or Class Z Warrants, warrants shall be redeemed pro rata, with respect to each of the Class W Warrants and the Class Z Warrants. The provisions of this Section 6.1 may not be modified, amended or deleted without the prior written consent of Brenner. In determining whether to grant consent to any redemption, Brenner will assess the relative strengths of the securities markets and small capitalization companies, in general, and the trading pattern of, and demand for the Company’s securities in particular.

6.2 Date Fixed for, and Notice of, Redemption. In the event the Company shall elect to redeem any or all of the Class W and/or Class Z Warrants, as applicable, the Company shall fix a date for the redemption. Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to the date fixed for redemption to the registered holders of the Class W or Class Z Warrants, as applicable, to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice.

6.3 Exercise After Notice of Redemption. The Class W or Class Z Warrants, as applicable, may be exercised in accordance with Section 3 of this Agreement at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2. hereof and prior to the time and date fixed for redemption. On and after the redemption date, the record holders of such Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

6.4 Exclusion of Certain Warrants.

(a) The Company understands that the redemption rights provided for by this Section 6 apply only to outstanding Warrants. To the extent a person holds rights to purchase Warrants, such purchase rights shall not be extinguished by redemption. However, once such purchase rights are exercised, the Company may redeem the Warrants issued upon such exercise provided that the criteria for redemption is met. The provisions of this Section 6.4(a) may not be modified, amended or deleted without the prior written consent of Brenner.

(b) The Insider Warrants may not be redeemed by the Company so long as such Insider Warrants are held by the Insiders. However, once an Insider transfers his

Insider Warrants, such Insider Warrants shall then be redeemable by the Company pursuant to Section 6 hereof.

7. Other Provisions Relating to Rights of Holders of Warrants.

7.1 No Rights as Stockholder. A Warrant does not entitle the registered holder thereof to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

7.2 Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

7.3 Reservation of Common Stock. The Company shall at all times reserve and keep available a number of its authorized but unissued shares of Common Stock that will be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

7.4 Registration of Common Stock. The Company agrees that prior to the commencement of the Exercise Period, it shall file with the Securities and Exchange Commission a post-effective amendment to the Registration Statement, or a new registration statement, for the registration, under the Act, of, and it shall use its best efforts to take such action as is necessary to qualify for sale, in those states in which the Public Warrants and Representative’s Warrants were initially offered by the Company, the Common Stock issuable upon exercise of the Public Warrants and Representative’s Warrants. In either case, the Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement until the expiration of the Public Warrants and Representative’s Warrants in accordance with the provisions of this Agreement. The provisions of this Section 7.4 may not be modified, amended or deleted without the prior written consent of Brenner.

8. Concerning the Warrant Agent and Other Matters.

8.1 Payment of Taxes. The Company will from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of shares of Common Stock upon the exercise of Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such shares.

8.2 Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1 Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the

EXHIBIT B

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. The warrants may be deprived of any value, the market for the warrants may be limited and the holders of warrants may not be able to exercise their warrants if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

EXHIBIT C

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. The warrants may be deprived of any value, the market for the warrants may be limited and the holders of warrants may not be able to exercise their warrants if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.